Registration No. 333-196988
and 333-196988-02

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION
305(b)(2) ☒

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or	(I.R.S. Employer
organization if not a U.S. national bank)	Identification no.)

60 WALL STREET
NEW YORK, NEW YORK	10005
(Address of principal	(Zip Code)
executive offices)

Deutsche Bank Trust Company Americas

Attention: Catherine Wang

Legal Department

60 Wall Street, 36th Floor

New York, New York 10005

(212) 250 – 7544

(Name, address and telephone number of agent for service)

CNH EQUIPMENT TRUST 2015-A

(Exact name of obligor as specified in its charter)

Delaware	47-6768582
(State or other jurisdiction	(IRS Employer Identification No.)
of incorporation or organization)

c/o Wilmington Trust Company
1100 North Market Street
Wilmington, Delaware	19890
(Address of principal executive offices)	(Zip Code)

Asset-Backed Notes

(Title of the indenture securities)

Item 1.                                                         General Information.

Furnish the following information as to the trustee.

(a)                                 Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.                                                         Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

Not Applicable

Item 3. -15.                                 Not Applicable

Item 16.                                                  List of Exhibits.

Exhibit 1 -                                                  Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -                                                  Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -                                                   Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -                                                  Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on July 24, 2014 - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -                                                  Not applicable.

Exhibit 6 -                                                  Consent of Bankers Trust Company required by Section 321(b) of the Act. - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -                                                  The latest report of condition of Deutsche Bank Trust Company Americas dated as of December 31, 2014. Copy attached.

Exhibit 8 -                                                  Not Applicable.

Exhibit 9 -                                                  Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 19th day of February, 2015.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Louis Bodi
	Name:	Louis Bodi
	Title:	Vice President

Exhibit 7

FFIEC 031 Legal Title of Bank Page 16 of 79 RC-1 City State Zip Code Consolidated Report of Condition for Insured Banks and Savings Associations for December 31, 2014 All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter. Schedule RC—Balance Sheet Dollar Amounts in Thousands RCFD Tril | Bil | Mil | Thou Assets 1. Cash and balances due from depository institutions (from Schedule RC-A): a. Noninterest-bearing balances and currency and coin (1) 0081 1.a b. Interest-bearing balances (2) 0071 1.b 2. Securities: a. Held-to-maturity securities (from Schedule RC-B, column A) 1754 2.a b. Available-for-sale securities (from Schedule RC-B, column D) 1773 2.b 3. Federal funds sold and securities purchased under agreements to resell: RCON a. Federal funds sold in domestic offices B987 3.a RCFD b. Securities purchased under agreements to resell (3) B989 3.b 4. Loans and lease financing receivables (from Schedule RC-C): a. Loans and leases held for sale 5369 4.a b. Loans and leases, net of unearned income B528 4.b c. LESS: Allowance for loan and lease losses 3123 4.c d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c) B529 4.d 5. Trading assets (from Schedule RC-D) 3545 5 6. Premises and fixed assets (including capitalized leases) 2145 6 7. Other real estate owned (from Schedule RC-M) 2150 7 8. Investments in unconsolidated subsidiaries and associated companies 2130 8 9. Direct and indirect investments in real estate ventures 3656 9 10. Intangible assets: a. Goodwill 3163 10.a b. Other intangible assets (from Schedule RC-M) 0426 10.b 11. Other assets (from Schedule RC-F) 2160 11 12. Total assets (sum of items 1 through 11) 2170 12 (1) Includes cash items in process of collection and unposted debits. (2) Includes time certificates of deposit not held for trading. (3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity. DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK NY 10005 FDIC Certificate Number: 00623 104,000 23,816,000 0 0 26,000 12,910,000 0 15,683,000 26,000 15,657,000 75,000 18,000 0 0 0 0 42,000 899,000 53,547,000

FFIEC 031 Legal Title of Bank Page 16a of 79 RC-1a Schedule RC—Continued Dollar Amounts in Thousands RCON Tril | Bil | Mil | Thou Liabilities 13. Deposits: a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I) 2200 13.a (1) Noninterest-bearing (4) 6631 13.a.1 (2) Interest-bearing 6636 13.a.2 b. In foreign offices, Edge and Agreement subsidiaries, and IBFs RCFN (from Schedule RC-E, part II) 2200 13.b (1) Noninterest-bearing 6631 13.b.1 (2) Interest-bearing 6636 13.b.2 14. Federal funds purchased and securities sold under agreements to repurchase: RCON a. Federal funds purchased in domestic offices (5) B993 14.a RCFD b. Securities sold under agreements to repurchase (6) B995 14.b 15. Trading liabilities (from Schedule RC-D) 3548 15 16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M) 3190 16 17. and 18. Not applicable (4) Includes noninterest-bearing demand, time, and savings deposits. (5) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.” (6) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity. DEUTSCHE BANK TRUST COMPANY AMERICAS FDIC Certificate Number: 00623 41,081,000 21,532,000 19,549,000 1,000 1,000 0 2,109,000 0 27,000 59,000

FFIEC 031 Legal Title of Bank Page 17 of 79 RC-2 Schedule RC—Continued Dollar Amounts in Thousands RCFD Tril | Bil | Mil | Thou Liabilities—Continued 19. Subordinated notes and debentures (1) 3200 19 20. Other liabilities (from Schedule RC-G) 2930 20 21. Total liabilities (sum of items 13 through 20) 2948 21 22. Not applicable Equity Capital Bank Equity Captal 23. Perpetual preferred stock and related surplus3838 23 24. Common stock 3230 24 25. Surplus (excludes all surplus related to preferred stock) 3839 25 26. a. Retained earnings 3632 26.a b. Accumulated other comprehensive income (2) B530 26.b c. Other equity capital components (3) A130 26.c 27. a. Total bank equity capital (sum of items 23 through 26.c) 3210 27.a b. Noncontrolling (minority) interests in consolidated subsidiaries 3000 27.b 28. Total equity capital (sum of items 27.a and 27.b) G105 28 29. Total liabilities and equity capital (sum of items 21 and 28) 3300 29 Memoranda To be reported with the March Report of Condition. 1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external RCFD Number auditors as of any date during 2013 6724 M.1 1 = Independent audit of the bank conducted in accordance with generally 4 = Directors' examination of the bank conducted in accordance with accepted auditing standards by a certified public accounting firm generally accepted auditing standards by a certified public which submits a report on the bank accounting firm (may be required by state chartering authority) 2 = Independent audit of the bank's parent holding company conducted in 5 = Directors' examination of the bank performed by other external accordance with generally accepted auditing standards by a certified auditors (may be required by state chartering authority) public accounting firm which submits a report on the consolidated 6 = Review of the bank's financial statements by external auditors holding company (but not on the bank separately) 7 = Compilation of the bank's financial statements by external auditors 3 = Attestation on bank management's assertion on the effectiveness of the bank's 8 = Other audit procedures (excluding tax preparation work) internal control over financial reporting by a certified public accounting firm. 9 = No external audit work To be reported with the March Report of Condition. RCON MM / DD 2. Bank's fiscal year-end date 8678 M.2 (1) Includes limited-life preferred stock and related surplus. (2) Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defined benefit pension and other post retirement plan adjustments. (3) Includes treasury stock and unearned Employee Stock Ownership Plan shares. DEUTSCHE BANK TRUST COMPANY AMERICAS FDIC Certificate Number: 00623 0 1,396,000 44,673,000 0 2,127,000 596,000 6,077,000 -38,000 0 8,762,000 112,000 8,874,000 53,547,000 N/A N/A